KEY LINK ASSETS CORP.

216 South Jefferson, Suite LL1

Chicago, IL 60661

312-965-9637

October 5, 2015

VIA ELECTRONIC DELIVERY

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549

Re:

Key Link Assets Corp.

Post-Effective Amendment No. 1 to Form S-1

Filed September 2, 2015

File Number 333-190836

Dear Ms. Ransom:

This letter is in response to your comment letter dated October 1, 2015 to me as President and Chief Executive Officer of Key Link Assets Corp. (the “Company”), regarding Post-Effective Amendment No. 1 to Form S-1 filed on behalf of the Company on September 2, 2015. We have today filed this letter electronically on EDGAR. Our responses to your comments are below.

General

1.

We note your response to comment 1 and your statement that a selling shareholder “transferred his shares in a private transaction” during the period in which the audited financial statements were not current. In view of the foregoing, and as previously requested, please provide us with your legal analysis addressing your compliance with Sections 5 and 10(a)(3) of the Securities Act. To the extent the selling shareholder relied upon an exemption from the Securities Act in connection with such sale, so state and include in your response sufficient information regarding the transaction to demonstrate the availability of the exemption relied upon.

Response:

The selling shareholder was entitled to rely upon Section 4(a)(1) of the Securities Act in the transfer of his shares.

Section 4(a)(1) of the Securities Act provides an exemption from the Section 5 registration requirements for transactions by any person other than an issuer, underwriter or dealer. Section 4(a)(1) is known as the "ordinary trading" exemption and is a commonly used resale exemption. The exemption was, therefore, available for the transfer of the selling shareholder’s shares because:

•

The selling shareholder was not an issuer as defined in Section 2(a)(4) of the Securities Act. The selling shareholder was not an officer, director or affiliate of the issuer and was a minority shareholder owning approximately 0.00136 of the Company’s outstanding securities.

•

I am personally acquainted with the selling shareholder. He is a website designer not engaged in the securities industry and, based upon my information and belief, would not be considered a dealer as defined in Section 2(a)(12) of the Securities Act.

•

Section 2(a)(11) of the Securities Act defines an underwriter as a person who has purchased a security from an issuer with a view to the distribution of a security.  The selling shareholder held the securities for over 4 ½ years which exceeds the holding period necessary to establish investment intent as provided in case law. The selling shareholder, therefore, was not an underwriter as defined in Section 2(a)(11) of the Securities Act.

Since the selling shareholder’s transfer of his shares occurred in a private transaction and not as a public sale under the prospectus, the prospectus requirements under Section 10(a)(3) of the Securities Act are not applicable to the selling shareholder’s transfer.

We trust that the Company’s responses address the comments raised in your letter to the Company dated October 1, 2015. However, the Company will provide further information at your direction.

Very truly yours,

/s/ Shawn P. Clark

Shawn P. Clark

Chief Executive Officer